Filed Pursuant to Rule 433

Registration No. 333-210983

Issuer Free Writing Prospectus dated June 13, 2017

Relating to Preliminary Prospectus Supplement dated June 13, 2017

APPLE INC.

FINAL PRICING TERM SHEET

3.000% Notes due 2027 (“2027 Notes”)

Issuer:	Apple Inc.

Principal Amount:	$1,000,000,000

Maturity:	June 20, 2027

Coupon:	3.000%

Price to Public:	99.769%

Interest Payment Dates:	June 20 and December 20, commencing December 20, 2017

Day Count Convention:	30/360

Benchmark Treasury:	2.375% due May 15, 2027

Benchmark Treasury Yield:	2.207%

Spread to Benchmark Treasury:	82 basis points

Yield:	3.027%

Redemption:

Prior to March 20, 2027, Apple Inc. may at its option redeem the 2027 Notes, in whole or in part, at any time or from time to time, at a redemption price, calculated by Apple Inc., equal to the greater of (i) 100% of the principal amount of the 2027 Notes to be redeemed; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2027 Notes to be redeemed (assuming that such notes matured on March 20, 2027), exclusive of interest accrued to, but excluding, the date of redemption, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the sum of the applicable Treasury Rate (as defined in the 2027 Notes) plus 12.5 basis points, plus, in each case, accrued and unpaid interest thereon to, but excluding, the date of redemption.

On or after March 20, 2027, Apple Inc. may redeem the 2027 Notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to 100% of the principal amount of the 2027 Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Trade Date:	June 13, 2017

Settlement Date:	June 20, 2017 (T+5)

Denominations:	$2,000 and any integral multiple of $1,000 in excess thereof

Ratings:*	Aa1 (stable) by Moody’s Investors Service, Inc. AA+ (stable) by Standard & Poor’s Ratings Services

Net Proceeds:	Net proceeds for the 2027 Notes will be approximately $995.2 million, after deducting underwriting discounts and offering expenses. Apple Inc. intends to allocate an amount equal to such net proceeds to one or more Eligible Projects (as defined in the Preliminary Prospectus Supplement related to this offering). See the Preliminary Prospectus Supplement relating to this offering for more information about the eligibility criteria for such projects.

CUSIP/ISIN:	037833 CX6 / US037833CX61

Underwriters:

Joint Book-Running Managers:	Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Drexel Hamilton, LLC Samuel A. Ramirez & Company, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

On June 13, 2017, Apple Inc. issued the following statement via e-mail, along with related background information, to certain members of the media regarding the issuance of the 2027 Notes: “Leadership from the business community is essential to address the threat of climate change and protect our shared planet. This bond will support Apple’s ongoing work to lower greenhouse gas emissions, drive renewable energy investment and conserve precious resources. We’re proud to offer investors another opportunity to join us in this important work.”

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the third business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Goldman Sachs & Co. LLC toll free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, or by contacting Apple Inc.’s Investor Relations at http://investor.apple.com/contactus.cfm.

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